AMENDMENT TO THE UNION BAY PROJECT OPTION AGREEMENT BETWEEN FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY USA AND PACIFIC NORTH WEST CAPITAL CORP. DATED OCTOBER 1ST, 2002.

THIS AMENDED AGREEMENT is made and dated for reference as of the 2nd day of April 2003.

Whereas pursuant to an Agreement entered into between Freegold Ventures Limited and Freegold Recovery USA (collectively the Optionor) and Pacific North West Capital Corp. (hereinafter referred to as “PFN”) dated October 1st, 2002, the parties to this Agreement agree to amend the terms of the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual convenants and Agreements contained herein, the parties hereto agree as follows:

Article 15.01

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. Such interest will only be transferred when PFN vests with an interest. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN will contribute to this interest in proportion to their existing interests at this time. In the event that a Major elects to participate in the Project before PFN vests with a 50% interests, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested, or such amount which will result in PFN having spent $1 million in exploration expenditures. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

The above shall be deleted and the following substituted:

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the Property and will each contribute equally to the interest to be earned by the Major. In this event PFN shall relinquish its right to increase its interest to 60% or 70% as set out in Article 3.

In the event that a Major elects to participate in the Project before PFN vests with a 50% interest, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first written above.

FREEGOLD VENTURES LIMITED

“Harry Barr”

By:___________________________

FREEGOLD RECOVERY, USA

“Harry Barr”

By:___________________________

PACIFIC NORTH WEST CAPITAL CORP.

“John Royall”

By:___________________________